Exhibit 2

Westpac Banking Corporation ABN 33 007 457 141

Group Secretariat

Level 25, 60 Martin Place

GPO Box 1 (IBN 7MP)

SYDNEY    NSW    2000

Telephone:    (61 2) 9216 0390

Facsimile:    (61 2) 9226 1888

21 June 2004

Company Announcements Platform

Australian Stock Exchange Limited

20 Bridge Street

SYDNEY   NSW   2000

Dear Sir/Madam

Off market buy-back: clarification of capital gains tax disposal price

To clarify Westpac’s off market buy-back completion announcement this morning, the Tax Value of Westpac shares, as described in the buy-back booklet and in accordance with the draft Taxation Determination on off-market share buy-backs (TD 2004/D1), is AU$17.71. Therefore the deemed disposal price for capital gains tax purposes for shares sold into the buy-back is AU$7.21 (calculated as the AU$4 capital component plus the difference between the Tax Value of AU$17.71 and the buy-back price of AU$14.50).

Yours faithfully

/s/ Nicole Samodol

Nicole Samodol

Head of Group Secretariat (Acting)